Exhibit 3.2

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov Certificate, Amendment or Withdrawal of Designation NRS 78.1955, 78.1955(6) Certificate of Designation Certificate of Amendment to Designation - Before Issuance of Class or Series Certificate of Amendment to Designation - After Issuance of Class or Series Certificate of Withdrawal of Certificate of Designation TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT 1. Entity information: Name of entity: Certificate of Amendment to Designation- Before Issuance of Class or Series Certificate of Amendment to Designation- After Issuance of Class or Series By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* 3. Class or series of stock: (Certificate of Designation only) The class or series of stock being designated within this filing: Entity or Nevada Business Identification Number (NVID): The original class or series of stock being amended within this filing: 5.Amendment of class or series of stock: Time: (must not be later than 90 days after the certificate is filed) 2. Effective date and time: Date: 6. Resolution: Certificate of Designation and Amendment to Designation only) As of the date of this certificate no shares of the class or series of stock have been issued. The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: * No shares of the class or series of stock being withdrawn are outstanding. 7. Withdrawal: 8. Signature: (Required) Date of Designation: Designation being Withdrawn: X ______________________________ Date: 4. Information for amendment of class or series of stock: Signature of Officer For Certificate of Designation or Amendment to Designation Only (Optional): *Attach additional page(s) if necessary Page 1 of 1 Revised: 1/1/2019 This form must be accompanied by appropriate fees.

Certificate of Withdrawal of Certificate of Designation (Continued)

Ashford Inc

7. Withdrawal

The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock:

WHEREAS, on March 13, 2020 the Board approved and filed the certificate of designation authorizing a series of the Corporation's preferred stock, consisting of two million (2,000,000) shares of preferred stock, par value $.001 per share, designated as "Series E Preferred Stock" (the "Series E COD");

WHEREAS, no shares of Series E Preferred Stock are outstanding; and

WHEREAS, the Board has determined it is in the best interest of the Corporation to withdraw the Series E COD (the "Withdrawal").

NOW, THEREFORE, BE IT HEREBY:

RESOLVED, that the Withdrawal be, and it hereby is, authorized and approved in all respects;

RESOLVED, that the Corporation and officers be, and hereby are, authorized and directed to take any and all actions and to prepare, execute and deliver any and all documents, certificates and instruments as may be necessary or advisable to carry out the intent of the foregoing resolutions, including, without limitation, filing a certificate of withdrawal; and

FURTHER RESOLVED, that any and all actions taken by the Board and any of the officers of the Corporation to carry out the purpose and intent of the foregoing resolutions prior to their adoption are approved, adopted, ratified and confirmed.